02054095

Att 10/2/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED SEP 26 2002 WASH, D.C. 164

SEC FILE NUMBER
8-46661

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
Firm ID. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Waterside Drive
(No. and Street)

Farmington, CT 06032-3056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante **(860) 284-0509**
(Area Code - Telephone No.)

PROCESSED
OCT 11 2002
P
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One Church Street, New Haven, CT 06510
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinex Investments, Inc., as of **July 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

DONNA M. CIFALDI
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statements of financial condition	2
Statements of operations	3
Statements of changes in stockholders' equity	4
Statements of cash flows	5
Notes to financial statements	6-12
SUPPLEMENTARY SCHEDULES	
I. Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	13
II. Reconciliation of the computation of net capital with that of the Registrant as filed in Part IIA of Form X-17a-5	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	15-16

INFINEX INVESTMENTS, INC.

FINANCIAL REPORT

July 31, 2002 and 2001

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Infinex Investments, Inc.

We have audited the accompanying statements of financial condition of Infinex Investments, Inc. as of July 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Infinex Investments, Inc. as of July 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New Haven, Connecticut
August 29, 2002

INFINEX INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
July 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	**$ 783,592**	$ 639,316
Receivable from clearing broker	**70,436**	197,340
Due from Infinex Insurance Agency, Inc. (a related party) (Note 6)	**17,568**	3,817
Due from Infinex Insurance Agency of Massachusetts, Inc. (a related party) (Note 6)	**55,746**	12,330
Equipment, furniture and software, net of accumulated depreciation of $350,294 (2002) and $209,264 (2001) (Note 3)	**438,116**	569,948
Other assets (Note 2)	**100,650**	47,414
Total assets	**$ 1,466,108**	$ 1,470,165
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Commissions payable	**$ 517,915**	$ 574,780
Accounts payable and accrued expenses	**79,597**	54,016
	597,512	628,796
Commitments and Contingencies (Notes 7 and 8)		
Stockholders' Equity (Notes 5 and 9)		
Common stock, no par value, $1,000 stated value, authorized 250,000 shares - 2002; 20,000 shares - 2001; issued and outstanding 23,325 shares - 2002; 15,050 shares - 2001	**1,000**	1,000
Additional paid-in capital	**1,554,000**	1,504,000
Accumulated deficit	**(686,404)**	(663,631)
	868,596	841,369
Total liabilities and stockholders' equity	**$ 1,466,108**	$ 1,470,165

See Notes to Financial Statements.

INFINEX INVESTMENTS, INC.

STATEMENTS OF OPERATIONS
Years Ended July 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 8,684,959	$10,602,638
Interest	8,796	23,138
Other income	409,804	501,646
Total revenues	9,103,559	11,127,422
Expenses (Note 6)		
Commissions	6,863,714	8,680,092
Salaries and benefits	1,075,799	1,227,558
Clearing expenses	291,774	351,026
Depreciation	141,030	104,521
Professional services	138,902	165,030
Occupancy	102,864	171,317
Travel and entertainment	48,397	26,402
Telephone	37,508	56,402
Advertising	31,017	67,756
Insurance	21,975	17,415
Other expenses	372,896	430,324
Total expenses	9,125,876	11,297,843
Loss before income taxes	(22,317)	(170,421)
Provision for Income Taxes (Note 4)	456	912
Net loss	$ (22,773)	$ (171,333)

See Notes to Financial Statements.

INFINEX INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended July 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, July 31, 2000	$ 1,000	$ 1,404,000	$ (492,298)	$ 912,702
Issuance of common stock (3,500 shares at $100 per share)	-	100,000	-	100,000
Net loss	-	-	(171,333)	(171,333)
Balance, July 31, 2001	1,000	1,504,000	(663,631)	841,369
Issuance of common stock (100 shares at $100 per share)	-	50,000	-	50,000
Net loss	-	-	(22,773)	(22,773)
Balance, July 31, 2002	**$ 1,000**	**$ 1,554,000**	**$ (686,404)**	**$ 868,596**

See Notes to Financial Statements.

INFINEX INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
Years Ended July 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities		
Net loss	**$ (22,773)**	$ (171,333)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	**141,030**	104,521
Decrease in receivable from clearing broker	**126,904**	27,774
Increase in due from Infinex Insurance Agency, Inc.	**(13,751)**	(46,083)
Increase in due from Infinex Insurance Agency of Massachusetts	**(43,416)**	(18,559)
(Increase) decrease in other assets	**(53,236)**	15,099
(Decrease) increase in commissions payable	**(56,865)**	6,776
Increase (decrease) in accounts payable and accrued expenses	**25,581**	(8,452)
Net cash provided by (used in) operating activities	**103,474**	(90,257)
Cash Flows From Investing Activities		
Purchase of equipment, furniture and software	**(9,198)**	(265,505)
Net cash used in investing activities	**(9,198)**	(265,505)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	**50,000**	100,000
Net cash provided by financing activities	**50,000**	100,000
Increase (decrease) in cash and cash equivalents	**144,276**	(255,762)
Cash and cash equivalents		
Beginning	**639,316**	895,078
Ending	**$ 783,592**	$ 639,316

See Notes to Financial Statements.

INFINEX INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
July 31, 2002 and 2001

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

Infinex Investments, Inc. (the "Company") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and is subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. The Company, which is owned by the Connecticut Bankers Association (20%), the Massachusetts Bankers Association (10%) and various financial institutions (70%), sells shares of registered investment companies and provides securities brokerage services to individuals through financial institutions as an introducing broker on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Reorganization

On June 26, 2002, the shareholders of the Company and its affiliates, Infinex Insurance Agency, Inc. (the "Agency") and Infinex Insurance Agency of Massachusetts, Inc. (the "Agency of Mass.") (together the "Infinex Companies"), approved an Agreement and Plan of Merger effective August 1, 2002. Under the Agreement and Plan of Merger, the Infinex Companies will consolidate their operations as follows: the Agency will merge with the Company, and the Company will be the survivor, and the Agency of Mass. will merge with a new subsidiary of the Company named New Infinex, Inc., with the Agency of Mass. as the survivor. Following the mergers, the shareholders of the Infinex Companies will hold only the common stock of the Company; the Agency will have been merged into the Company; and the Agency of Mass. will be a wholly-owned subsidiary of the Company. The Infinex Companies are considered affiliated entities under common control and accordingly, the reorganization and merger will be accounted for at historical cost.

Private offering of common stock

The Company has initiated a private offering of up to 15,550 shares of common stock on a priority basis to shareholders of record at the close of business on June 30, 2002. Each current shareholder will receive a non-transferable right to subscribe for and purchase two-thirds of a share of common stock for each whole share owned on the date of record for the subscription price of $100 per share. Each current shareholder who subscribes for the full number of shares available to them will have the right to subscribe for additional shares that are not subscribed for by other current shareholders.

The Company is offering shares not subscribed for by current shareholders to certain accredited investors and other entities that are affiliated with financial institutions or that are trade associations of financial institutions. If the Company receives subscriptions for more shares than are available under the offering, the Company may issue up to an additional 4,450 shares.

Basis of financial statement presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period. Actual results could differ from those estimates.

A description of significant accounting policies follows.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions, except for commissions revenue and expense on variable annuity products which are recognized on the date that the annuity is approved by the insurance carrier and paid for by the annuitant. Commissions expense represents the amounts of commissions revenue shared with the Company's member financial institutions.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note 2. Other Assets

At July 31, 2002 and 2001, other assets were comprised of:

	2002	2001
Deposits	$ 37,022	$ 37,022
Insurance premiums receivable under split dollar life agreement	30,000	-
Other	33,628	10,392
Total other assets	$ 100,650	$ 47,414

Note 3. Equipment, Furniture and Software

At July 31, 2002 and 2001, equipment, furniture and software consisted of the following:

	2002	2001
Equipment and software	$ 674,118	$ 667,698
Furniture and fixtures	111,005	108,227
Leasehold improvements	3,287	3,287
	788,410	779,212
Less accumulated depreciation	(350,294)	(209,264)
Total	$ 438,116	$ 569,948

Note 4. Income taxes

A reconciliation of the anticipated income tax expense (computed by applying the Federal statutory income tax rate of 34% to the income before taxes) to the provision for income taxes as reported in the statements of operations is as follows:

	2002	2001
Benefit for income taxes at statutory Federal rate	**$ (7,588)**	$ (57,906)
Change resulting from:		
State income taxes, net of federal income tax benefit	**(641)**	(6,726)
Change in the valuation allowance for deferred tax assets	**5,867**	63,355
Nondeductible expenses	**2,939**	1,333
Other	**(121)**	856
	$ 456	$ 912

Change in the valuation allowance for 2001 is net of the effect of the expiration of net operating loss carryforwards of $18,948.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 2002 and 2001 are presented below:

	2002	2001
Deferred tax assets:		
Contribution carryforwards	**$ 409**	$ 312
Net operating loss carryforwards	**278,231**	255,437
Total gross deferred tax assets	**278,640**	255,749
Deferred tax liabilities:		
Depreciation	**54,716**	37,692
Total gross deferred tax liabilities	**54,716**	37,692
Less valuation allowance	**(223,924)**	(218,057)
Net deferred tax assets	**$ -**	$ -

At July 31, 2002, the Company had net operating loss carryforwards for Federal and state income tax purposes for which no financial statement benefit has been recognized. The deferred tax asset relating to these operating loss carryforwards has an offsetting valuation allowance, resulting in no recognition of the tax benefit in the Company's financial statements because the Company has not earned sufficient income from operations to ensure realization of the remaining net operating loss carryforwards. The Federal and state net operating loss carryforwards expire as follows:

Year Expiring	Federal	State
2005	$ -	$ 49,391
2009	108,277	-
2010	311,159	-
2019	49,847	-
2020	244,665	-
2021	58,684	214,416
2022	-	50,051
	$ 772,632	$ 313,858

Note 5. Stockholders' Equity

In 2002, the Company's shareholders approved an increase in the authorized shares of common stock from 20,000 shares to 250,000 shares.

On May 22, 2002, the Board of Directors approved a three-for-two stock split effective at the close of business on June 28, 2002 for shareholders of record at the close of business on June 26, 2002.

Note 6. Related Party Transactions

During the year ended July 31, 2002 and 2001, the Company made payments, under marketing and administrative service agreements, to the Connecticut Bankers Association ("CBA") in the amounts of $75,348 and $101,605, respectively, and to the Massachusetts Bankers Association ("MBA") in the amounts of $74,659 and $84,750, respectively. These payments represent reimbursement of certain direct and indirect expenses incurred by CBA and MBA on behalf of, or for the benefit of, the Company and to compensate the CBA and MBA for their efforts in promoting and marketing the Company in their respective states.

The Company receives sublease income for office space that it shares with a shareholder under an informal sublease arrangement. Amounts received from the shareholder under this arrangement were approximately $76,000 and $52,000 for 2002 and 2001, respectively, and have been recorded as a reduction of occupancy expense.

The Company, under agreements with its affiliates, Infinex Insurance Agency, Inc. and Infinex Insurance Agency of Massachusetts, Inc., allocates the Company's expenses among the Company and its affiliates, except commissions, clearing expenses, depreciation and other expenses that are directly attributable to the operations of the respective companies. In the current fiscal year, the Company allocated approximately $436,500 and $618,100 of expenses, respectively, and in 2001, allocated approximately $61,500 and $251,500 of expenses, respectively, to these affiliates under the terms of these agreements.

Note 7. Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement (the "Agreement") with its Chief Executive Officer for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The Agreement provides for an initial base stipulated salary, which will be reviewed annually in June. In addition to the base salary, the agreement also provides for additional incentive compensation based upon a percentage of the Company's annual net commission revenue.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Executive purchased a life insurance policy in the face amount of $909,590 and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy to the extent of premiums paid. During the current year, premiums of $30,000 were paid on the policy and are included in the financial statements in other assets. (See Note 2.)

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Fiscal Year Ending	Amount
2003	$ 265,082
2004	259,506
2005	253,110
2006	270,769
2007	270,769
	$ 1,319,236

Total rental expense charged to operations for these operating leases was approximately $121,400 and $197,600, net of amounts allocated for the years ended July 31, 2002 and 2001, respectively.

Line of credit

The Company has a $250,000 unsecured line of credit with a bank, with interest at the bank's "Base Rate" (4.75% at July 31, 2002), which is used for operating purposes. The line of credit expires on April 2, 2003, but may be extended upon agreement of both parties. There were no borrowings outstanding under this line of credit at July 31, 2002.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At July 31, 2002, the Company had net capital (as defined) of $281,516 which was in excess of its required net capital of $50,000. The Company's net capital ratio at July 31, 2002, was 2.12 to 1.

Note 10. Major Member Financial Institutions

Commission revenue generated by two member financial institutions amounted to approximately $2,479,500, and comprised 28% of the total commission revenue for the year ended July 31, 2002.

INFINEX INVESTMENTS, INC. **SCHEDULE I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
July 31, 2002

Total stockholders' equity from statement of financial condition	$ 868,596
Less non-allowable assets:	
Due from Infinex Insurance Agency, Inc.	17,568
Due from Infinex Insurance Agency of Massachusetts, Inc.	55,746
Equipment, net	438,116
Other assets	75,650
Total non-allowable assets	587,080
Net capital	$ 281,516
Aggregate indebtedness:	
Items included in statement of financial condition:	
Commissions payable	$ 517,915
Accounts payable and accrued expenses	79,597
Total aggretate indebtedness	$ 597,512
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $50,000)	$ 50,000
Net capital in excess of minimum requirement	$ 231,516
Ratio of aggregate indebtedness to net capital	2.12

INFINEX INVESTMENTS, INC. **SCHEDULE II**

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5
July 31, 2002

	Net Capital	Aggregate Indebtedness
As reported by the registrant in Part IIA of Form X-17a-5 as of July 31, 2002 (unaudited)	$ 283,338	$ 595,690
Audit adjustments	(1,822)	1,822
Net capital as computed on Schedule I.	$ 281,516	$ 597,512

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Infinex Investments, Inc.

In planning and performing our audit of the financial statements of Infinex Investments, Inc. (the "Company") for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or the degree of their effectiveness may deteriorate.

Our consideration of internal control would not necessarily disclose all internal control matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New Haven, Connecticut
August 29, 2002